Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

June 24, 2021

VIA EDGAR

Mr. Dave Manion

Division of Investment Management

Securities and Exchange Commission

Washington, D.C., 20549

Re:	Crescent Capital BDC, Inc. Form 10-K Filed February 24, 2021 (File No. 814-01132)

Dear Mr. Manion:

In a telephone conversation on May 7, 2021, you provided us with verbal comments on the Form 10-K for the year ended December 31, 2020 (the “Form 10-K”), filed by Crescent Capital BDC, Inc. (the “Fund” or the “Registrant”) on February 24, 2021. We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission provided by you, and immediately below each such comment is the Fund’s response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Form 10-K.

Form 10-K

1.

We note that as of December 31, 2020, the Registrant notes that it owns 7.78% of the limited partnership interests in GACP II LP. Please explain why the investment in GACP II LP is not considered an affiliate investment requiring additional disclosure under Rule 12-14 of Regulation S-X.

Response:

While the Fund does not influence decisions in GACP II LP (“GACP”) in the same way it would influence the decisions with voting securities of a traditional operating company, nor does it have any influence on the investment decisions and operations of GACP, because the Fund does have the ability to vote to remove the general partner of GACP, it will include the additional disclosure required under Rule 12-14 of Regulation S-X in its future filings, commencing with its quarterly report for the quarter ended June 30, 2021.

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June 24, 2021

2.	Please confirm the Registrant performed the tests required by Rules 3-09 and 4-08(g) of Regulation S-X with respect to its investment in CBDC Senior Loan Fund LLC.

Response:

The Registrant confirms that it performed the applicable tests required by Rules 3-09 and 4-08(g) of Regulation S-X with respect to CBDC Senior Loan Fund LLC and no additional financial disclosures are required pursuant to Rules 3-09 and 4-08(g) of Regulation S-X.

3.	Please confirm whether CBDC Senior Loan Fund LLC operates as an extension of the Registrant’s investment operations. If so, please explain why it is not consolidated.

Response:

The Registrant advises the Staff that it determined through an analysis under ASC Topic 810 that it should not consolidate the joint venture, CBDC Senior Loan Fund LLC (“CBDC”), on the Registrant’s consolidated financial statements, because the Registrant does not have a controlling financial interest in CBDC. Considering U.S. generally accepted accounting principles (“GAAP”) as well as the guidance in the SEC’s IM Guidance October 2014/No. 2014-11, the Registrant concluded that CBDC is not an extension of the Registrant’s investment operations given shared power/voting rights exist with the other member of CBDC, Masterland Enterprise Holdings, Ltd. (“Masterland”), a subsidiary of China Orient Asset Management (International) Holdings Limited (HK). CBDC is managed by a four member board of managers, on which the Registrant and Masterland have equal representation. All investment decisions must be unanimously approved by a quorum of the board of managers. Neither partner has a controlling financial interest from a voting interest perspective. Neither of the CBDC partners has power to direct the activities of CBDC and both partners share economic interests equally. Therefore, neither partner would consolidate CBDC under the variable interest entity provision of ASC 810. Further, the Registrant’s investment strategy focuses on middle market lending in senior secured first lien, second lien and equity investments, while CBDC focuses on senior secured broadly syndicated loans. Based on the fact pattern presented and in accordance with GAAP, the Registrant concluded that CBDC should not be consolidated with the Registrant.

4.

Please supplementally disclose to the Staff whether the Registrant invests in covenant-lite loans and, if so, the magnitude thereof. If the Registrant will hold a significant amount of covenant-lite loans, please consider if the risks are adequately disclosed and, if needed, revise the principal risks disclosure to include the heightened risks associated with covenant-lite loans.

June 24, 2021

Response:

The Registrant represents to the Staff on a supplemental basis that, while the Fund’s general policy permits the origination or investment in covenant-lite loans, such loans do not represent a significant amount of the Registrant’s debt portfolio and are not in the normal course of its investment strategy. The Registrant notes that no first lien loans in which it originates or invests are covenant-lite, and as of December 31, 2020, approximately 80% of the Registrant’s debt portfolio at fair value was in first lien loans that contained financial covenants. The Registrant notes that it does include a risk factor noting that subordinated investments are subject to greater risk of default than senior obligations. To the extent that the Registrant determines that it holds a significant amount of covenant-lite loans, or that such loans may become a material concern for investors, the Registrant undertakes to include appropriate risk disclosures in its future SEC filings.

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We look forward to discussing with you any additional questions you may have regarding the Form 10-K. Please do not hesitate to call me at (310) 552-4355.

Very truly yours,

/s/ Monica J. Shilling
Monica J. Shilling

cc:	Jason Breaux, Chief Executive Officer

Gerhard Lombard, Chief Financial Officer

George Hawley, General Counsel

Crescent Capital BDC, Inc.